# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Forian Inc., CIK 0001829280
CUSIP: 34630N106
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 41 University Drive, Suite 400, Newtown, Pennsylvania (PA), 18940
Date of event which requires filing of this statement: 04/02/2026
Amends the filing with accession number 0000947871-25-000799
Filed by CIK 0002083167
Persons authorized to receive notices and communications: Creighton Condon, 599 Lexington Ave., New York, New York (NY), 10022, (212) 848-7628

## Reporting persons
- 2025 Acquisition Company, LLC (CIK 0002083167): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- Bravo Merger Sub, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Maryland (MD); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- Max C. Wygod (CIK 0001847923): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,328,927; shared voting power 2,530,475; sole dispositive power 1,328,927; shared dispositive power 2,530,475; aggregate amount beneficially owned 3,859,402 (12.4% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- Emily Bushnell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 901,224; shared voting power 2,530,475; sole dispositive power 901,224; shared dispositive power 2,530,475; aggregate amount beneficially owned 3,431,699 (11% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,040,899; sole dispositive power 0; shared dispositive power 1,040,899; aggregate amount beneficially owned 1,040,899 (3.3% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- Anthony Vuolo: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 4,015,795; shared voting power 0; sole dispositive power 4,015,795; shared dispositive power 0; aggregate amount beneficially owned 4,015,795 (12.9% of the class); the aggregate amount excludes certain shares
  Comment: ITEMS 7, 9 Includes (i) 3,645,399 shares held by the Max Wygod Family Dynasty Trust of which Mr. Vuolo is trustee and has sole investment and dispositive power; Mr. Vuolo disclaims beneficial ownership of these shares; and 370,396 shares held directly by Mr. Vuolo.
  
  ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- MAX WYGOD & EMILY W BUSHNELL CO-TTEE: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,489,576; sole dispositive power 0; shared dispositive power 1,489,576; aggregate amount beneficially owned 1,489,576 (4.8% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- MAX WYGOD FAMILY DYNASTY TRUST (CIK 0001911170): type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,645,399; sole dispositive power 0; shared dispositive power 3,645,399; aggregate amount beneficially owned 3,645,399 (11.7% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- FEINBERG LARRY N (CIK 0000926475): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 281,380; shared voting power 1,084,727; sole dispositive power 281,380; shared dispositive power 1,084,727; aggregate amount beneficially owned 1,366,107 (4.4% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- ORACLE PARTNERS, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 935,598; sole dispositive power 0; shared dispositive power 935,598; aggregate amount beneficially owned 935,598 (3% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- ORACLE INSTITUTIONAL PARTNERS, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 113,929; sole dispositive power 0; shared dispositive power 113,929; aggregate amount beneficially owned 113,929 (0.4% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- Todd Dublin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 11,000; shared voting power 0; sole dispositive power 11,000; shared dispositive power 0; aggregate amount beneficially owned 11,000 (0% of the class)
  Comment: The shares reported herein are held in the Reporting Person's personal IRA.
  
  ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES' RETIREMENT PLAN: type of reporting person: employee benefit plan or endowment fund (EP), other (OO); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 28,000; sole dispositive power 0; shared dispositive power 28,000; aggregate amount beneficially owned 28,000 (0.1% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- THE FEINBERG FAMILY FOUNDATION: type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 7,200; sole dispositive power 0; shared dispositive power 7,200; aggregate amount beneficially owned 7,200 (0% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- ORACLE ASSOCIATES, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,049,527; sole dispositive power 0; shared dispositive power 1,049,527; aggregate amount beneficially owned 1,049,527 (3.4% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- ORACLE INVESTMENT MANAGEMENT, INC.: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,077,527; sole dispositive power 0; shared dispositive power 1,077,527; aggregate amount beneficially owned 1,077,527 (3.5% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- FEINBERG FAMILY TRUST: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 748,865; sole dispositive power 0; shared dispositive power 748,865; aggregate amount beneficially owned 748,865 (2.4% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- ADAM USDAN: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 748,865; sole dispositive power 0; shared dispositive power 748,865; aggregate amount beneficially owned 748,865 (2.4% of the class); the aggregate amount excludes certain shares
  Comment: ITEMS 8, 10, 11 Mr. Usdan disclaims beneficial ownership of these shares.
  
  ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- Adam H. Dublin (CIK 0001847745): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: subject company funds (SC); sole voting power 2,505,533; shared voting power 0; sole dispositive power 2,505,533; shared dispositive power 0; aggregate amount beneficially owned 2,505,533 (8% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- ADAM H. DUBLIN 2019 FAMILY TRUST: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,831,526; sole dispositive power 0; shared dispositive power 1,831,526; aggregate amount beneficially owned 1,831,526 (5.9% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- Phyllis Dublin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 1,831,526; sole dispositive power 0; shared dispositive power 1,831,526; aggregate amount beneficially owned 1,831,526 (5.9% of the class); the aggregate amount excludes certain shares
  Comment: ITEM 8, 10, 11 Ms. Dublin disclaims beneficial ownership of these shares.
  
  ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- Edward Francis Spaniel, Jr. (CIK 0001848884): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 688,965; shared voting power 1,831,526; sole dispositive power 688,965; shared dispositive power 1,831,526; aggregate amount beneficially owned 2,520,491 (8.1% of the class); the aggregate amount excludes certain shares
  Comment: ITEMS 8, 10 Mr. Spaniel disclaims beneficial ownership of these shares.
  
  ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- Peter Dublin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: subject company funds (SC); sole voting power 23,757; shared voting power 0; sole dispositive power 23,757; shared dispositive power 0; aggregate amount beneficially owned 23,757 (0.1% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- Carl Berg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 597,000; shared voting power 943,878; sole dispositive power 597,000; shared dispositive power 943,878; aggregate amount beneficially owned 1,540,878 (4.9% of the class)
  Comment: ITEMS 8, 10, 11 Includes (i) 525,000 shares held jointly by Mr. Berg and his spouse, Rachel Berg, (ii) 237,578 shares held by Rachel Berg GST Exempt 2012 Trust, of which Mr. Berg is trustee, (iii) 52,000 shares held by Rachel Berg, over which Mr. Berg has investment authority, (iv) 32,300 shares held by Eric Berg, over which Mr. Berg has investment authority, (v) 30,300 shares held by Adam Berg, over which Mr. Berg has investment authority, (vi) 36,700 shares held by Emma Berg, over which Mr. Berg has investment authority, and (vii) 30,000 shares held by Alexander Berg, over which Mr. Berg has investment authority.
  
  ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- MARBLE LANE PARTNERS I, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,472,984; shared voting power 0; sole dispositive power 1,472,984; shared dispositive power 0; aggregate amount beneficially owned 1,472,984 (4.7% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- Michael Sawyer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: subject company funds (SC), personal funds (PF); sole voting power 717,699; shared voting power 717,699; sole dispositive power 717,699; shared dispositive power 717,699; aggregate amount beneficially owned 717,699 (2.3% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- NELL AND JANE CAMERON 2006 TRUST: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 618,908; shared voting power 618,908; sole dispositive power 618,908; shared dispositive power 618,908; aggregate amount beneficially owned 618,908 (2% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- Shahir Kassam-Adams (CIK 0001847744): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 202,434; shared voting power 0; sole dispositive power 202,434; shared dispositive power 0; aggregate amount beneficially owned 202,434 (0.6% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- 360 Ventures, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Virginia (VA); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 202,434; shared voting power 0; sole dispositive power 202,434; shared dispositive power 0; aggregate amount beneficially owned 202,434 (0.6% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- Charles Mele: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 103,911; shared voting power 0; sole dispositive power 103,911; shared dispositive power 0; aggregate amount beneficially owned 103,911 (0.3% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- Michael Glick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 0; shared voting power 80,154; sole dispositive power 0; shared dispositive power 80,154; aggregate amount beneficially owned 80,154 (0.3% of the class)
  Comment: ITEMS 8, 10 Includes 80,154.00 shares held by Mr. Glick in joint tenancy with his spouse, Sharon Glick.
  
  ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- Milk Town Partners LLC: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 237,578; shared voting power 0; sole dispositive power 237,578; shared dispositive power 0; aggregate amount beneficially owned 237,578 (0.8% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.
- Thomas J. Coleman Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 670,900; shared voting power 0; sole dispositive power 670,900; shared dispositive power 0; aggregate amount beneficially owned 670,900 (2.1% of the class)
  Comment: ITEM 13 Calculated based on 31,208,751 shares of common stock of the Issuer outstanding as of March 25, 2026, as reported on the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: Forian Inc.
Address of issuer's principal executive offices: 41 University Drive, Suite 400, Newtown, Pennsylvania (PA), 18940
Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") relates to shares of Common Stock, par value $0.001 per share ("Shares") of Forian Inc., a Delaware corporation (the "Issuer"). This Amendment No. 2 is being jointly filed on behalf of the following persons (collectively, the "Reporting Persons"): (i) 2025 Acquisition Company, LLC (the "SPV"), a Delaware limited liability company, (ii) Max. C. Wygod, an individual, (iii) Emily Bushnell, an individual, (iv) the ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV (the "Administrative Trust"), (v) the MAX WYGOD & EMILY W BUSHNELL CO-TTEE WYGOD FAMILY REV LT U/T/A (vi) Anthony Vuolo, an individual, (vii) the MAX WYGOD FAMILY DYNASTY TRUST, (viii) ORACLE PARTNERS, L.P., a Delaware limited partnership ("Partners"), (ix) ORACLE INSTITUTIONAL PARTNERS, L.P., a Delaware limited partnership ("Institutional Partners"), (x) ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES' RETIREMENT PLAN, a employee benefit plan organized in Connecticut (the "Retirement Plan"), (xi) the FEINBERG FAMILY FOUNDATION, a foundation organized in Connecticut (the "Foundation"), (xii) ORACLE ASSOCIATES, LLC, a Delaware limited liability company ("Oracle Associates"), (xiii) ORACLE INVESTMENT MANAGEMENT, INC., a Delaware corporation(the "Investment Manager"), (xiv) Larry N. Feinberg, an individual, (xv) the FEINBERG FAMILY TRUST, a Connecticut Trust, (xvi) Adam Usdan, solely as trustee of the FEINBERG FAMILY TRUST, (xvii) Adam H. Dublin, an individual, (xviii) the ADAM H. DUBLIN 2019 FAMILY TRUST, (xix) Phyllis Dublin, solely as co-trustee of the ADAM H. DUBLIN 2019 FAMILY TRUST, (xx) Edward Francis Spaniel, Jr., an individual and co-trustee of the ADAM H. DUBLIN 2019 FAMILY TRUST, (xxi) Carl Berg, an individual on behalf of Alexander Ryan Berg, Adam Charles Berg, Eric William Berg, and Emma RoseBerg, (xxii) MARBLE LANE PARTNERS I, LLC, (xxiii) Michael Sawyer, an individual, (xxiv) NELL AND JANE CAMERON 2006 TRUST, (xxv) Keri Cameron, solely on behalf of the NELL AND JANE CAMERON 2006 TRUST, (xxvi) Shahir Kassam-Adams, an individual, (xxvii) 360 Ventures, LLC, a Virginia limited liability company, (xxviii) Charles Mele, an individual, (xxix) Michael and Sharon Glick, as individuals holding shares in joint tenancy, (xxx) BRAVO MERGER SUB, INC., a Maryland corporation ("Merger Sub"), (xxxi) the THOMAS J. COLEMAN REVOCABLE TRUST, a New York Trust, (xxxii) Milk Town Partners LLC, a Connecticut partnership, (xxxiii) Todd Dublin, an individual, and (xxxiv) Peter Dublin, an individual, and amends the Statement on Schedule 13D filed by the Reporting Persons on August 25, 2025 ("Initial Schedule 13D").

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Initial Schedule 13D is hereby amended and supplemented by adding the following text:

Bravo Merger Sub, Inc., a Maryland corporation, Thomas J. Coleman Revocable Trust, a New York Trust, Milk Town Partners LLC, a Connecticut partnership, Todd Dublin, an individual, and Peter Dublin, an individual.
Residence or business address:
Item 2(b) of the Initial Schedule 13D is hereby amended and supplemented by adding the following text:

Bravo Merger Sub, Inc. The principal address for the corporation is Max C. Wygod, c/o A&O Shearman, ATTN: Chris Glenn, 599 Lexington Avenue, New York, NY 10022.

Thomas J. Coleman Revocable Trust. The principal address for the trust is c/o Kensico Capital Management 55 Railroad Avenue, 2nd Fl Greenwich, CT 06830.

Milk Town Partners LLC. The principal address for the company is c/o Kensico Capital Management 55 Railroad Avenue, 2nd Fl Greenwich, CT 06830.

Todd Dublin. Mr. Todd Dublin's address is 1304 South Halliburton Street, Kirksville, MO 63501.

Peter Dublin. Mr. Peter Dublin's address is 224 Franklin Avenue, River Forest, IL 60305
Present principal occupation or employment:
Item 2(c) of the Initial Schedule 13D is hereby amended and supplemented by adding the following text:

Item 2(b) of this Amendment No. 2 is incorporated herein by reference.
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: United States

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 of the Existing Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Amendment No. 1 to the Consortium Agreement

On April 2, 2026, the Consortium entered into the Amendment No. 1 (the "Consortium Agreement Amendment") to the Consortium Agreement (as defined in the Initial 13D), which, among other things, (i) clarifies that the Consortium Agreement remains in full force and effect, notwithstanding any terms therein to the contrary, (ii) provides that the Consortium Agreement will terminate upon the closing of the Merger (as defined below) or a valid termination of the Merger Agreement (as defined below), (iii) imposes certain restrictions to the transfer of Shares prior to such termination (subject to limited permitted transfers to specified transferees who agree to be bound), and (iv) requires each Consortium Member to contribute its Shares to Parent prior to the commencement of the Offer.

Merger Agreement

Subsequently, on April 2, 2026, the SPV, Bravo Merger Sub, Inc., a Maryland corporation and wholly-owned subsidiary of the SPV ("Merger Sub") and Forian entered into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the "Merger Agreement"). Pursuant to the Merger Agreement, among other things, and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into the Company (the "Merger" and, together with the other transactions contemplated by the Merger Agreement, collectively, the "Transactions"), and the separate corporate existence of Merger Sub will thereupon cease, and the Company will continue as the surviving corporation and a wholly owned subsidiary of Parent. The Merger will be governed by Section 3-106.1 of the MGCL and will be effected by Merger Sub and Forian without a stockholder vote as soon as practicable following the consummation of the Offer, pursuant to the MGCL.

At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held by Forian and its subsidiaries, (ii) owned by the Buyer Parties, or (iii) owned by any direct or indirect wholly owned subsidiary of the Buyer Parties as of immediately prior to the Effective Time, which will be automatically cancelled and extinguished without any conversion thereof or consideration paid therefor), subject to any appraisal rights in accordance with Section 3-202 of the MGCL, will be converted into the right to receive $2.17 in cash per Share, without interest, and subject to deduction for any required tax withholding.

Each of the Company, Parent and Merger Sub has made customary representations, warranties and covenants in the Merger Agreement, including relating to (i) the conduct of the Company's business during the interim period, (ii) the efforts of each party to cause the Transactions to be completed and (iii) the preparation and filing of a tender offer statement on Schedule TO and a transaction statement on Schedule 13E-3 by Parent, Merger Sub and the Company and a Schedule 14D-9 by the Company in connection with the Transactions.

Completion of the Merger is subject to certain closing conditions, including, but not limited to, (i) that the number of Shares validly tendered and not validly withdrawn, together with the number of Shares then owned beneficially by Parent and Merger Sub (together with their wholly owned subsidiaries), equals at least one share more than fifty percent (50%) of all Shares outstanding as of the consummation of the Offer, (ii) the truth and accuracy of certain representations and warranties of Forian as set forth in the Merger Agreement as of the date of the Merger Agreement and as of the expiration date of the Offer (the "Expiration Date") as if made on and as of each such date (as may be subject to materiality, de minimis or other qualifiers), (iii) Forian having performed and complied in all material respects with the covenants, obligations and conditions of the Merger Agreement required to be performed and complied with by Forian at or prior to the Expiration Date, (iv) the non-occurrence of a Company Material Adverse Effect (as defined in the Merger Agreement) on or after the date of the Merger Agreement that is continuing, (v) the non-termination of the Merger Agreement, and (vii) the non-issuance of any judgment, temporary restraining order, preliminary or permanent injunction, or other order from any governmental body of competent jurisdiction preventing the consummation of the Offer or the Merger.

Equity Commitment Letter

In connection with the Transactions, one of the members of the Consortium, Max Wygod & Emily W Bushnell Co-TTEE Wygod Family Rev LT U/T/A (the "Sponsor"), provided an equity commitment letter dated April 2, 2026 (the "Equity Commitment Letter"), pursuant to which it committed to provide Parent, on the terms and subject to the conditions set forth therein, an aggregate equity commitment of up to $5,500,000 (or such lesser amount required for Merger Sub to fund the purchase, directly or indirectly, of the securities of Parent) to fund the Closing Payments (as defined in the Equity Commitment Letter) under the Merger Agreement (the "Commitment"). The Commitment is available solely to consummate the Transactions and is fundable at or prior to the consummation of the Merger, subject to, among other things, the execution of the Merger Agreement, and the satisfaction or waiver of the conditions of the Merger Agreement. The Equity Commitment Letter also permits allocation of all or a portion of the Commitment to affiliated entities, includes customary non-recourse provisions in favor of non-parties, provides that the Company is an express third-party beneficiary solely entitled to seek specific performance to cause funding of the Commitment, and terminates upon the earliest of the consummation of the Merger, valid termination of the Merger Agreement, or full funding of the Commitment.

The foregoing descriptions of the Consortium Agreement Amendment, the Merger Agreement and the Equity Commitment Letter do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed herewith as Exhibits 99.18, 99.19, 99.20, respectively, and are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Initial 13D is hereby amended and supplemented by adding the following text:

The information set forth in rows 11 and 13 of the cover pages of this Amendment No. 2 is incorporated herein by reference.

See rows (7) through (10) of the cover pages to this Amendment No. 2 for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

After obtaining consent from the Special Committee of the Board of Directors of the Company and duly executing the Consortium Agreement as of April 2, 2026, prior to the execution of the Merger
Agreement, the following shareholders have been added to the Consortium (as defined in Item 4 of the Initial 13D): Thomas J. Coleman Revocable Trust, Milk Town Partners LLC, Todd Dublin and Peter Dublin (the "New Consortium Members"). All references to the Consortium in this Amendment No. 2 and any future amendments to the Initial 13D shall include these shareholders.

Because of the arrangements in the Consortium Agreement (as defined in Item 4 of the Initial 13D), the members of the Consortium (as defined in Item 4 of the Initial 13D) may be deemed to have formed a "group" for purposes of Section 13(d)(3) of the Act. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the 20,689,142 Shares beneficially owned in the aggregate by the Consortium Members, other than such Shares that each Reporting Person has reported as beneficially owned by the respective Reporting Person in this Amendment No. 2, for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Initial 13D is hereby amended and supplemented by adding the following text:

Except as set forth in this Amendment No. 2, none of the Reporting Persons beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, Shares beneficially owned by such Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following text:

Item 4 references the Consortium Agreement Amendment, the Merger Agreement and the Equity Commitment Letter, the descriptions of each of which are incorporated herein by reference.

Copies of the Consortium Agreement Amendment, the Merger Agreement and the Equity Commitment Letter are attached as 99.18, 99.19, 99.20, respectively to this Amendment No. 2, and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Initial 13D is hereby amended and supplemented by the addition of the following Exhibits:

Exhibit 99.4* - Power of Attorney for Adam H. Dublin, dated as of October 2, 2025 (incorporated by reference to Exhibit 99.4 to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000884/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.5* - Power of Attorney for Adam Usdan, dated as of October 2, 2025 (incorporated by reference to Exhibit 99.5 to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000884/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.6* - Power of Attorney for Anthony Vuolo, dated as of October 2, 2025 (incorporated by reference to Exhibit 99.6 to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000884/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.7* - Power of Attorney for Carl Berg, dated as of October 2, 2025 (incorporated by reference to Exhibit 99.7 to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000884/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.8* - Power of Attorney for Charles Mele, dated as of October 2, 2025 (incorporated by reference to Exhibit 99.8 to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000884/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.9* - Power of Attorney for Edward Francis Spaniel Jr., dated as of October 2, 2025 (incorporated by reference to Exhibit 99.9 to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000884/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.10* - Power of Attorney for Keri Cameron, dated as of October 2, 2025 (incorporated by reference to Exhibit 99.10 to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000884/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.11* - Power of Attorney for Larry Feinberg, dated as of October 2, 2025 (incorporated by reference to Exhibit 99.11 to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000884/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.12* - Power of Attorney for Marble Lane Partners I, LLC, dated as of October 2, 2025 (incorporated by reference to Exhibit 99.12 to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000884/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.13* - Power of Attorney for Michael Glick, dated as of October 2, 2025 (incorporated by reference to Exhibit 99.13 to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000884/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.14* - Power of Attorney for Michael Sawyer, dated as of October 2, 2025 (incorporated by reference to Exhibit 99.14 to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000884/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.15* - Power of Attorney for Phyllis Dublin, dated as of October 2, 2025 (incorporated by reference to Exhibit 99.15 to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000884/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.16* - Power of Attorney for Adam Kassam-Adams, dated as of October 2, 2025 (incorporated by reference to Exhibit 99.16 to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000884/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.17* - Power of Attorney for Emily Bushnell, dated as of October 2, 2025 (incorporated by reference to Exhibit 99.17 to the Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 2, 2025). sec.gov/Archives/edgar/data/1829280/000094787125000884/xslSCHEDULE_13D_X01/primary_doc.xml

Exhibit 99.18 - Amendment No. 1 to the Consortium Agreement, dated April 2, 2026, by and among Mr. Max Wygod and the Consortium Members

Exhibit 99.19* - Agreement and Plan of Merger, dated April 2, 2026, by and among the SPV, Merger Sub and the Issuer (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed April 3, 2026).

Exhibit 99.20 - Equity Commitment Letter, dated April 2, 2026, by and between the SPV and the Sponsor.

Exhibit 99.21* - Press Release, dated April 2, 2026 (incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed, filed April 3, 2026).

Exhibit 99.22 - Power of Attorney for Peter Dublin, dated April 2, 2026.

Exhibit 99.23 - Power of Attorney for Todd Dublin, dated April 2, 2026.

Exhibit 99.24 - Power of Attorney for Thomas J. Coleman, dated April 2, 2026.

*Previously filed.

## Signatures
- 2025 Acquisition Company, LLC: /s/ Max C. Wygod, Max C. Wygod (04/06/2026)
- Bravo Merger Sub, Inc.: /s/ Max C. Wygod, Max C. Wygod (04/06/2026)
- Max C. Wygod: /s/ Max C. Wygod, Max C. Wygod (04/06/2026)
- Emily Bushnell: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Emily Bushnell (04/06/2026)
- ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV: /s/ Max C. Wygod, Max C. Wygod, Co-Trustee (04/06/2026)
- ADMINISTRATIVE TRUST U/ WYGOD FAMILY RV: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Emily Bushnell, Co-Trustee (04/06/2026)
- Anthony Vuolo: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Anthony Vuolo (04/06/2026)
- MAX WYGOD & EMILY W BUSHNELL CO-TTEE: /s/ Max C. Wygod, Max C. Wygod, Co-Trustee (04/06/2026)
- MAX WYGOD & EMILY W BUSHNELL CO-TTEE: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Emily Bushnell, Co-Trustee (04/06/2026)
- MAX WYGOD FAMILY DYNASTY TRUST: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Anthony Vuolo, Trustee (04/06/2026)
- FEINBERG LARRY N: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Larry N. Feinberg (04/06/2026)
- ORACLE PARTNERS, L.P.: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Larry N. Feinberg, Managing Member (04/06/2026)
- ORACLE INSTITUTIONAL PARTNERS, L.P.: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Larry N. Feinberg, Managing Member (04/06/2026)
- Todd Dublin: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Todd Dublin (04/06/2026)
- ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES' RETIREMENT PLAN: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Larry N. Feinberg, Trustee (04/06/2026)
- THE FEINBERG FAMILY FOUNDATION: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Larry N. Feinberg, Trustee (04/06/2026)
- ORACLE ASSOCIATES, LLC: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Larry N. Feinberg, Managing Member (04/06/2026)
- ORACLE INVESTMENT MANAGEMENT, INC.: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Larry N. Feinberg, President (04/06/2026)
- FEINBERG FAMILY TRUST: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Adam Usdan, Trustee (04/06/2026)
- ADAM USDAN: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Adam Usdan (04/06/2026)
- Adam H. Dublin: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Adam H. Dublin (04/06/2026)
- ADAM H. DUBLIN 2019 FAMILY TRUST: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Edward F. Spaniel, Jr., Co-Trustee (04/06/2026)
- ADAM H. DUBLIN 2019 FAMILY TRUST: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Phyllis Dublin (04/06/2026)
- Phyllis Dublin: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Phyllis Dublin (04/06/2026)
- Edward Francis Spaniel, Jr.: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Edward F. Spaniel, Jr. (04/06/2026)
- Peter Dublin: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Peter Dublin (04/06/2026)
- Carl Berg: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Carl Berg (04/06/2026)
- MARBLE LANE PARTNERS I, LLC: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for David Mehlman, Managing Member (04/06/2026)
- Michael Sawyer: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Michael Sawyer (04/06/2026)
- NELL AND JANE CAMERON 2006 TRUST: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Keri Cameron, Trustee (04/06/2026)
- Shahir Kassam-Adams: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Shahir Kassam Adams (04/06/2026)
- 360 Ventures, LLC: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Shahir Kassam-Adams, General Manager (04/06/2026)
- Charles Mele: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Charles Mele (04/06/2026)
- Michael Glick: /s/ Max C. Wygod, Max C. Wygod / Attorney-in-fact for Michael Glick (04/06/2026)
- Milk Town Partners LLC: /s/ Max C. Wygod, Attorney-in-fact for Thomas J. Coleman (04/06/2026)
- Thomas J. Coleman Revocable Trust: /s/ Max C. Wygod, Attorney-in-fact for Thomas J. Coleman (04/06/2026)